FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  13 November 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rules and Transparency Rules 3.1.4R(1), Signet Jewelers Limited gives notice that the following Director and PDMRs have forfeited their options under the Signet Jewelers Limited Sharesave Scheme and Stock Savings Plan as follows:

UK Sharesave Scheme

Name	Status	Option Price	No. of shares under option	Invitation Year
Walker Boyd	Director	£15.04	638	1 January 2008
Robert Anderson	PDMR	£15.04	638	1 January 2008
Tim Jackson	PDMR	£15.04	638	1 January 2008

US Stock Savings Plan

Name	Status	Option Price	No. of shares under option	Invitation Year
Mark Light	PDMR	$37.10	269	1 November 2006

13 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 13 November 2008